PLX Technology, Inc.
870 W. Maude Avenue
Sunnyvale, CA 94085

January 5, 2011

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Attention:      Russell Mancuso
                        Branch Chief

Re:          PLX Technology, Inc.
Registration Statement on Form S-3
File No. 333-170212

Dear Mr. Mancuso:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) for PLX Technology, Inc. (the “Company”) so that such Registration Statement will be declared effective at 4:00 p.m., Eastern Daylight Time, on January 7, 2011, or as soon thereafter as practicable.

The Company hereby acknowledges that:

• Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Stephen J. Schrader at (415) 576-3028, of Baker & McKenzie LLP, if you have any questions or require additional information concerning the foregoing.

Sincerely,

PLX TECHNOLOGY, INC.

By:             /s/ Arthur O. Whipple
Arthur O. Whipple
Chief Financial Officer